Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Record Earnings, Cash-Flow and Revenues in 2010

Vancouver, Canada – March 22, 2011 - Endeavour Silver Corp. (TSX:EDR)(NYSE Amex:EXK)(DBFrankfurt:EJD) announced today record earnings, cash-flows and revenues for the fourth quarter and fiscal year ended December 31, 2010, thanks to the Company’s sixth consecutive year of growing silver and gold production, lower cash operating costs and higher precious metal prices.

Highlights of Fiscal Year 2010 (Compared to Fiscal Year 2009)

•	Net Earnings improved to $7.1 million ($0.11 per share) from a loss of $1.9 million
•	Operating cash-flow jumped 167% to $32.7 million
•	Revenues increased 70% to $86.5 million
•	Realized silver price rose 27% to $19.62 per oz sold
•	Cash operating costs fell 5% to $5.71 per oz silver produced, net of by-product gold credits
•	Year-end working capital of $102 million, with cash and short-term investments of $88 million

•	Silver production increased 26% to 3.3 million oz
•	Gold production rose 33% to 17,713 oz
•	Silver and equivalents production escalated 20% to 4.2 million oz (at a 50:1 silver:gold ratio)

•	Silver proven and probable reserves decreased 19% to 13.4 million oz
•	Silver indicated resources up 16% to 27.4 million oz
•	Silver inferred resource up 62% to 29.7 million oz

Highlights of Fourth Quarter 2010 (Compared to Fourth Quarter 2009)

•	Net Earnings increased 81% to $5.6 million ($0.09 per share)
•	Operating cash-flow jumped 107% to $21.5 million
•	Revenues climbed 18% to $28.5 million
•	Realized silver price averaged $24.16 per oz sold
•	Cash operating costs fell 5% to $4.72 per oz silver produced, net of by-product gold credits

•	Silver production increased 15% to 895,931 oz
•	Gold production rose 6% to 4,871 oz
•	Silver and equivalents production escalated 13% to 1.14 million oz

Guidance for 2011

•	Silver production forecast of 3.7 million oz
•	Gold production forecast of 19,000 oz
•	Silver and equivalents production forecast of 4.7 million oz

•	Cash cost forecast of less than $5.70 per oz of silver produced, net of by-product gold credits
•	Capital cost forecast of $36.7 million and exploration budget of $9.2 million
•	Revenue forecast of $113.9 million assuming $24 silver and $1,320 gold

Bradford Cooke, Chairman and CEO, commented, “Endeavour delivered yet another year of record financial and operating performance in 2010 and as a result, the Company has never been in a better financial position. We finished last year with robust earnings, more than $100 million in working capital, no debt, falling cash costs, rising silver production and higher precious metals prices.”

“In 2011, management is forecasting Endeavour’s seventh consecutive year of organic silver production growth by expanding the Guanajuato plant from 600 up to 1000 tonnes per day. Cash costs are expected to continue declining into the mid-$5 per oz range and if we assume a US$30 average silver price in 2010, our mine operating profit margin will be around $24 per oz – remarkable by any standards.”

“We remain focused on the continuous expansion and improvement of our two operating mines, the organic growth of our reserves and resources, and last but not least, we continue to seek opportunities to grow through mergers and acquisitions that are accretive to our shareholders.  2011 promises to be another great year for Endeavour Silver.”

To view a video of Chairman Bradford Cooke commenting on today’s results, please visit our website or click here:  http://www.edrsilver.com/i/video/pressreleases/2011-03-22/2010_Financial_Results.html

The financial results are expressed in US dollars (“US$”) and are based on Canadian generally accepted accounting practices (Canadian “GAAP”).  For a more detailed review, shareholders are referred to the 2010 Audited Financial Statements, Management Discussion and Analysis (“MD&A”) and Annual Information Form (“AIF”) at the Company’s website, www.edrsilver.com or on the SEDAR website, http://www.sedar.com/ and to the SEC Form 40F filed on EDGAR at http://www.sec.gov/edgar.shtml.

Financial Results (Consolidated Statement of Operations appended below)

For the year ended December 31, 2010, the Company generated Revenues totalling $86.5 million (2009 - $50.8 million) at an average sale price of $19.62 per oz (2009 - $15.49 per oz) for its silver production.   After Costs of Sales of $41.5 million (2009 - $29.5 million), Mine Operating Cash-flows amounted to $45.0 million (2009 - $21.3 million) from its mining and milling operations in Mexico.  After Depreciation and Depletion of $15.5 million (2009 - $11.3 million), Mine Operating Earnings were $29.6 million (2008 – $10.0 million) in 2010.  Operating Earnings were $14.0 million (2009 – break even) and the Company incurred Net Earnings for the year ended December 31, 2010 of $7.1 million (2009 – loss of $1.9 million).  Cash operating costs were $5.71 per oz silver produced (2009 - $6.04), net of gold by-product credits.

Endeavour invested US$30.1 million on capital projects in 2010, including US$18.7 million on mine development, US$6.8 million on plant improvements and US$4.6 million on equipment, vehicles and buildings. The main focus was at Guanacevi ($19.4 million) where over six kilometers of mine development were completed, including the new Santa Cruz and Porvenir Cuatro mines, and the plant was expanded to 1,000 tonnes per day. At Guanajuato, capital expenditures ($10.7 million) focused on completing over five kilometers of mine development, including the new Lucero South access ramp.

Endeavour is well-positioned for both organic and acquisition growth in 2011, with year-end working capital of $102 million, including $88 million in cash and short term investments. Working capital and 2011 mine operating cash flows will be used to fund an aggressive 2011 capital investment program focused on accelerating mine development ($21.8 million), additional Guanacevi plant improvements ($6.1 million) including a new dry stack tailings facility, a major plant expansion at Guanajuato to 1,000 tonnes per day ($5.3 million) and an upgrade to our fleet of Guanajuato mining equipment ($3.0 million).

Operating Results (Consolidated Table of Operations appended below)

In 2010, Endeavour achieved two important milestones in its silver mining operations:  the Company recorded its sixth consecutive year of growing silver production, up 26% from 2009 to 3,285,634 payable ounces (oz) silver; and cash costs declined for the third consecutive year, down 5% to $5.71 per oz silver.

Similar to 2009, silver production in 2010 was relatively flat in the first two quarters, as management focused primarily on the capital investment programs at the Guanacevi Mines in Durango State, and the Guanajuato Mines in Guanajuato State.  As a result of completing the 2010 capital projects, consolidated throughput rose from 113,000 tonnes in Q1, 2010 to 144,000 tonnes in Q4, 2010. Consolidated cash operating costs of production fell from US$6.39 per oz silver in Q1, 2010 to US$4.71 per oz silver in Q4, 2010.

Exploration Results

In the San Pedro area of Guanacevi, Endeavour made two exciting new discoveries in the Epsilon and La Blanca veins and expanded the Company’s land position at Guanacevi with the addition of 3 properties totalling 25 hectares.  In the Guanajuato district, the Company identified three significant new veins, the Karina, Fernanda and Daniela veins, and expanded the Company’s land position at Guanajuato with the addition of 4 properties totalling 243 hectares.

At the San Juanico property in the Parral district, drilling successfully expanded the NI 43-101 indicated resources to 1.63 million tonnes containing 2.6 million oz silver and inferred resources to 1.30 million tonnes containing 2.7 million ounces plus significant gold, lead and zinc resources. Please visit Endeavour’s website or refer to the Company’s March 8th, 2011 press release for December 31, 2010 updated reserves and resources table.  For more information on the 2010 exploration program and 2011 exploration outlook please refer to the Company’s February 1, 2011 press release.

2011 Outlook

In 2011, Endeavour anticipates its financial performance will reflect significantly higher anticipated silver and gold bullion prices, further increases in silver and gold production, continued growth of reserves and resources and a further reduction in cash costs.  Cash operating costs should continue to trend downward due to economies of scale resulting from the planned Guanajuato plant expansion. However, this benefit will be partly offset by continued increases in some operating costs such as labour.

Similar to 2010, the first two quarters of silver production in 2011 are scheduled to be relatively flat, as we focus on mine development and plant expansion capital programs. Silver production is expected to rise again in the third quarter, as the expansion at Guanajuato is completed.

The Guanacevi mines are scheduled to produce 1,000 tonnes per day (tpd) for the entire year. Guanacevi currently draws 80% of its ore production from the Porvenir Mine and the balance will be from Porvenir Dos, Porvenir Cuatro and Santa Cruz.

At Guanajuato, the Lucero vein now contributes 80% of ore production with the balance coming from Cebada and Bolanitos.  The 2011 expansion of the Guanajuato plant is anticipated to increase capacity from 600 tpd to 1,000 tpd, with completion expected in Q3, 2011. The added plant capacity should be met with increased production from the Bolanitos and Lucero veins and development ore from our 2010 discoveries of the Karina and Fernanda veins.

In 2011 Endeavour plans to push ahead on its exploration programs at several projects.  The Company is undertaking an aggressive $9.2 million, 47,000 meter, 175-hole exploration drill program to test multiple exploration targets within three of the mining districts plus some new property acquisitions.

At Guanacevi, a total of 10,000 meters of diamond drilling is planned to test several newly discovered veins in the San Pedro area.  At Guanajuato, drilling will continue at Karina, Fernanda and Daniela and other prospective areas, with 14,500 meters planned.

Endeavour will also commence drilling on the San Sebastian properties acquired last year in Jalisco state, Mexico. Surface sampling has identified numerous high-grade silver and gold mineralized zones at San Sebastian with a 6,500 meter program planned for 2011.

A telephone conference call to discuss the results will be held at 10:00 AM PDT (1:00 PM EDT) on Tuesday, March 22, 2011. To participate in the telephone conference call, please dial the following:

•1-800-319-4610                                Canada and USA (Toll-free)
• 604-638-5340                                  Vancouver Dial In
• 1-604-638-5340        Outside of Canada & USA
• No pass-code is necessary to participate in the conference call

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1-604-638-9010  outside of Canada & USA. The required pass-code is 4890 followed by the # sign.

To view the Company’s Annual Report on Form 40F containing the Company’s Annual Audited Financial Statements for the year ended December 31, 2010 plus ancillary documents, please click on the link below.  All holders have the ability to receive a hard copy of the Company’s complete Audited Financial Statements free of charge upon request.  To receive this material in hard copy, please contact Hugh Clarke, VP Corporate Communications by email at 604-685-9775 or toll free 877-685-9775.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted six consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

Contact Information - For more information, please contact Hugh Clarke Toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com, website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2011, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE TABLE OF CONSOLIDATED MINE OPERATIONS

Period	Plant	Ore Grades		Recovered Ounces		Recoveries		Cash Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2010
Q1, 2010	112,963	270	1.34	766,210	3,775	78.3	78.7	6.39	79.45
Q2, 2010	123,825	267	1.32	826,439	4,460	77.6	84.9	5.94	86.69
Q3, 2010	126,599	265	1.45	797,054	4,607	73.8	77.8	5.93	81.35
Q4, 2010	143,623	267	1.37	895,931	4,871	72.6	76.7	4.72	80.86
YTD 2010	507,010	267	1.37	3,285,634	17,713	75.4	79.4	5.71	82.10
Production 2009
Q1, 2009	85,731	271	1.02	572,785	2,335	78.8	86.7	7.56	74.69
Q2, 2009	90,338	259	1.16	584,486	2,768	77.2	85.0	6.95	79.46
Q3, 2009	93,276	271	1.42	661,903	3,604	79.6	84.6	5.19	78.91
Q4, 2009	115,482	270	1.62	779,344	4,591	77.8	76.2	4.96	79.07
Total	384,827	268	1.33	2,598,518	13,298	78.3	82.6	6.04	78.14
Production 2008
Q1, 2008	78,157	304	0.71	504,669	1,433	66.2	79.8	10.01	84.75
Q2, 2008	86,391	257	0.77	517,077	1,705	72.8	83.0	9.62	75.96
Q3, 2008	96,721	270	0.93	625,094	2,465	75.4	84.9	9.55	80.11
Q4, 2008	90,927	288	0.98	696,075	2,416	82.2	88.4	7.43	81.25
Total	352,196	279	0.85	2,342,915	8,019	74.5	84.2	9.03	80.42

Q4, 2010 : Q4, 2009	24%	-1%	-15%	15%	6%	-7%	1%	-5%	2%

Q4, 2010 : Q3, 2010	13%	1%	-5%	12%	6%	-2%	-1%	-20%	-1%

YTD 2010 : YTD	32%	0%	3%	26%	33%	-4%	-4%	-5%	5%

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
(expressed in thousands of US dollars, except for shares and per share amounts)

	2010	2009	2008

Revenues	$86,510	$50,769	$39,302

Cost of sales	41,514	29,478	27,802
Depreciation and depletion	15,447	11,264	8,383
Exploration	4,283	2,394	8,570
General and administrative	5,485	4,356	5,078
Accretion of convertible debentures	1,088	1,466	-
Stock-based compensation	4,679	1,801	2,349
Earnings (loss) before other items	14,014	10	(12,880)

Foreign exchange gain (loss)	1,156	(1,057)	(1,452)
Realized gain (loss) on marketable securities	195	15	(637)
Mark to market gain (loss) on redemption call option	703	2,693	-
Impairment on asset backed commercial paper	-	-	(1,394)
Allowance for value added tax	-	-	(945)
Investment and other income	478	506	305

Earnings (loss) before taxes	16,546	2,167	(17,003)

Income tax provision	9,467	4,093	1,001
Net earnings (loss) for the year	7,079	(1,926)	(18,004)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities	22	150	(1,145)
Unrealized gain on notes receivable	953	423	-
Unrealized foreign exchange gain (loss) on available for sale securities	127	(21)	-
Reclassification adjustment for loss (gain) included in net income	(195)	(15)	637
	907	537	(508)
Comprehensive income (loss) for the year	7,986	(1,389)	(18,512)

Basic earnings (loss) per share	$0.11	$(0.04)	$(0.37)

Diluted earnings (loss) per share	$0.10	$(0.04)	$(0.37)

Basic weighted average number of shares outstanding	65,646,786	53,212,960	49,032,192

Diluted weighted average number of shares outstanding	69,122,226	53,212,960	49,032,192

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

Impairment of asset backed commercial paper	-	-	1,394
Allowance for value added tax	-	-	945
(Gain) loss on marketable securities	(195)	(15)	637
Accretion of convertible debentures	1,088	1,466	-
Mark to market gain on redemption call option	(703)	(2,693)	-
Net changes in non-cash working capital	(700)	(3,103)	(291)
Cash from (used for) operations	32,684	12,246	(4,624)

Investing activities
Property, plant and equipment expenditures	(30,176)	(17,065)	(12,625)
Investment in short term investments	(20,009)	-	-
Long term deposits	375	(239)	(37)
Investment in marketable securities	(1,021)	(2,361)	(3,963)
Proceeds from sale of marketable securities	3,215	581	5,995
Cash used in investing activities	(47,616)	(19,084)	(10,630)

Financing activities
Equity issued on exercise of options and warrants	7,946	1,351	2,541
Equity issued on public offering	52,431	17,337	-
Equity issued on private placement	-	3,703	-
Issuance of convertible debentures	-	11,225	-
Share issuance costs	(3,121)	(1,673)	(282)
Debenture issuance costs	-	(1,191)	-
Interest paid	(989)	(794)	-
Cash from financing activities	56,267	29,958	2,259

Increase (decrease) in cash and cash equivalents	41,335	23,120	(12,995)
Cash and cash equivalents, beginning of period	26,702	3,582	16,577
Cash and cash equivalents, end of period	$68,037	$26,702	$3,582

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(expressed in thousands of US dollars)
	December 31,	December 31,
	2010	2009
ASSETS

Current assets
Cash and cash equivalents	$68,037	$26,702
Short term investments	20,009	-
Marketable securities	81	2,045
Notes receivable	3,551	2,476
Accounts receivable and prepaids	10,299	7,467
Inventories	12,971	6,100
Due from related parties	218	243
Total current assets	115,166	45,033

Long term deposits	778	1,153
Redemption call option on convertible debentures	-	2,693
Mineral property, plant and equipment	72,479	57,002
Total assets	$188,423	$105,881

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$9,464	$5,230
Current portion of promissory note	231	231
Accrued interest on convertible debentures	-	254
Income taxes payable	3,260	545
Total current liabilities	12,955	6,260

Promissory note	56	248
Asset retirement obligations	2,242	1,740
Future income tax liability	14,157	8,103
Liability portion of convertible debentures	-	8,149
Total liabilities	29,410	24,500

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 80,720,420 shares (2009 - 60,626,203 shares)	183,296	112,173
Equity portion of convertible debentures	-	2,164
Contributed surplus	13,635	12,948
Accumulated comprehensive income	1,656	749
Deficit	(39,574)	(46,653)
Total shareholders' equity	159,013	81,381
	$188,423	$105,881